UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

February 19, 2020

ORDER GRANTING CONFIDENTIAL TREATMENT
THE SECURITIES EXCHANGE ACT OF 1934

IAC/InteractiveCorp

File No. 0-20570 - CF#33507

IAC/InteractiveCorp submitted an application under Rule 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to Forms 10-K filed on March 2, 2009 and February 29, 2016.

Based on representations by IAC/InteractiveCorp that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.25	10-K	March 2, 2009	through March 31, 2025
10.18	10-K	February 29, 2016	through March 31, 2025

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Secretary